UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Schedule TO

 Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

 (Amendment No. 1)

ACP Funds Trust

 (Name of Subject Company (issuer))

 (Name of Filing Person (issuer))

Shares of Beneficial Interest

 (Title of Class of Securities)

N/A

 (CUSIP Number of Class of Securities)

Gary E. Shugrue

 Senior Portfolio Manager, ACP Funds

 Ascendant Capital Partners, LLC

 150 N. Radnor Chester Rd., C-220

 Radnor, PA 19087

 (610) 688-4180

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and

 Communications on Behalf of Filing Person)

Calculation of Filing Fee

ACP Institutional Series Strategic Opportunities Fund, a Series of ACP Funds Trust (“The Trust”)

Transaction Valuation: $8,045,040.00 (a) Amount of Filing Fee: $1,036.20 (b)

Total Filing Fee: $1,036.20

(a)  Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for twenty percent (20%) of the ACP Institutional Series Strategic Opportunities Fund’s outstanding Shares of beneficial interest is based on the total net asset value of the Fund’s outstanding Shares of beneficial interest as of February 28, 2014.

(b)  Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	Schedule TO

Filing Party:	ACP Funds Trust

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☒

This Final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 31, 2014 by ACP Funds Trust (the “Trust”) relating to an offer by the Fund, to purchase up to twenty percent (20%) of its shares of beneficial interest (“Shares”) upon the terms and subject to the conditions contained in the Offer to Purchase dated April 1, 2014 and the Letter of Transmittal, which constitute the Repurchase Offer. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) on March 31, 2014.

This is the final amendment to the Statement and is being filed to report the results of the Repurchase Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1.	The Fund offered to purchase up to twenty percent (20%) of its Shares as were properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time May 1, 2014 (the “Expiration Date”).

2.	Certain Shareholders validly tendered all or a portion of their Shares prior to the Expiration Date and did not withdraw such tenders prior to the Expiration Date. Those tenders were accepted for purchase by the Fund in accordance with the terms of the Repurchase Offer.

3.	The net asset value of the Shares or portions thereof tendered pursuant to the Repurchase Offer was calculated as of February 28, 2014.

4.	The payment of the purchase price of the Shares or portions thereof tendered was made in the form of promissory notes to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Repurchase Offer. Pursuant to the promissory notes the Fund paid to the tendering Shareholders a total of $149,645.16 representing 100% of the net asset value of the total amount of the Shares or portions thereof tendered by the Shareholders on June 30, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.

July 22, 2014	ACP Strategic Opportunities Fund II, LLC

	By:	/s/ Gary E. Shugrue
	Name: Title:	Gary E. Shugrue Senior Portfolio Manager, ACP Funds Trust